SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
A Listed Company
CNPJ/MF n.º 02.558.115/0001 -21
NIRE 33.3.0027696 -3

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 28, 2005

Date and Time: November 28, 2005, at 2:00 p.m.

Place: TIM Participações S.A. (“Company”) headquarters, at Avenida das Américas, 3434, Bloco 01, Barra da Tijuca, Rio de Janeiro (RJ).

Attendance: Messrs. Marco Patuano, Isaac Selim Sutton and Franco Bertone, representing all the members of the Board of Directors. Also present Messrs. Antônio Carlos Rovai, José Antonio Ramos and Sheila Periard Henrique Silva, members of the Company Statutory Audit Committee, the latter two ones by conference call. Also present: the Chief Financial Officer and Director of Investor Relations, Mr. Paulo Roberto Cruz Cozza, and the Chief Legal Officer , Mr. Fabiano Gallo.

Chairman: Mr. Marco Patuano, Chairman of the Board of Directors; Secretary: Mr. Mauro Guizeline.

Agenda: To exam and deliberate the following issues: (1) Review of the capital budget for fiscal year 2005; (2) Election of the new Human Resources Officer and Procurement Officer, in view of the resignation of the current officers; (3) Compensation of the Company’s Officers for fiscal year 2005; (4) Call for a Special Shareholders’ Meeting to vote the business in item (1) above (review of the capital budget); and (5) Any other business.

Resolutions: After examining the documents and discussing the business in the Order of Business, the Directors resolved: (1) According to the monitoring being performed by the executive officers and periodically reported to the Board of Directors, the investment made and envisaged by the Company until September 2005, mostly related to the network, information technology and sales, amounts to R$ 522.000.000,00 (five hundred and twenty two million reais). Taking into account the investment needs until the end of the current fiscal year, the Senior Management estimates such investments shall exceed the capital budget amount approved by the March 9, 2005 Shareholders’ Meeting, namely R$ 561.783.000,00 (five hundred and sixty-one million, seven hundred and eighty-three thousand reais). Consequently, the Senior Management is of the opinion that a review of the capital budget for fiscal year 2005 is called for, to adjust it to the actual investment needs of the Company. After debating the issue and considering the presentation made to the meeting by the Chief Financial Officer and Investor Relations Officer, the Directors approved by majority vote the review of the capital budget for fiscal year 2005, as set out in the “Management Proposal for the TIM Participações S.A Capital Budget Review – November 2005”, filed with the Company, so that the investments for fiscal year 2005 may reach R$ 718.300.000,00 (seven hundred and eighteen million, three hundred thousand reais). Though acknowledging the need to increase the invested amount as proposed by the executive officers, Director Isaac Selim Sutton voted against the capital budget review approved by the majority, because, in his opinion, (a) the Company investments should be funded with long and medium term loans, instead of equity, and (b) the amount of R$ 199 million, originally destined to the surplus reserve, should be reversed, since no doubt lingers as to the Company’s cash availability. Director Isaac Selim Sutton voted against that item of business, and his vote was accepted by the Chairman and will be kept on file; (2) In view of the resignation of Mr. Orlando Lopes Junior from the position of Human Resources Officer, and that of Mr. Alexandre Ratacheski from the position of Procurement Officer, the Board elected by unanimous vote, to fill in the remaining portion of their term of office: (a) Mr. Richard Allan Vieira, a Brazilian citizen, married, administrator, ID RG 875.441 PR, Individual Taxpayer ID CPF/MF 231.832.509 -00, resident and domiciled in the city and State of Rio de Janeiro, with office at Avenida das Américas, 3434, Bloco 1, to the position of Human Resources Officer; and (b) Mr. Paulo Meguerditch Barsoumian, a Brazilian citizen, married, mechanical engineer, RG 10.515.894 -X SSP/SP, Individual Taxpayer ID CPF/MF 006.803.508 -02, resident and domiciled in the city and State of Rio de Janeiro, with office at Avenida das Américas, 3434, Bloco 1, to the position of Procurement Officer. The newly elected officers signed the statement required under CVM Instruction 367, of May/29/2002, in compliance with the provisions of Art. 147 of Law 6.404/76, received by the Chair and that will be kept on file in the Company. Considering that resolution concerning item (2) of the order of business, the Board of Executive Officers shall now be composed of: I – Chief Executive Officer, Mr. Alvaro Pereira de Moraes Filho; II – Chief Financial Officer and Director of Investor Relations, Mr. Paulo Roberto Cruz Cozza; III –Chief Business Officer, Mr. Alvaro Pereira de Moraes Filho; IV – Procurement Officer, Mr. Paulo Meguerditch Barsoumian; V – Human Resources Officer, Mr. Richard Allan Vieira; VI – Chief Legal Officer, Mr. Fabiano Gallo; VII – Chief Regional Officer for the South, Mr. José Luiz Marino Liberato; and VIII – Chief Regional Officer for the Northeast, Mr. Rogério Embiriçu Lyra. It was agreed that the term of office of all Officers shall extend until the first meeting of the Board of Directors held after the 2008 Annual Shareholders’ Meeting; (3) Pursuant to the Articles of Organization and in view of the materials submitted to the Directors, initialed by the Chairman and the Secretary and on file in the Company, the Compensation of the Company’s Officers for fiscal year 2005 were approved by majority vote; (4) In view of the resolution concerning item (1) above, the Directors approved by unanimous vote the calling of a Special Shareholders’ Meeting to review the capital budget of the Company for fiscal year 2005, to be held on December 20, 2005; (5) A presentation was made to the Board concerning the quality indicators of the personal communications service (PCS), comparing the Company’s performance with the competitors’, and also concerning the administrative procedures set forth by Anatel for the Company’s subsidiaries. Finally, it was agreed that the Board of Directors will meet again in December 2005; such meeting was pre scheduled for December 15, at 2 p.m., in the city of Rio de Janeiro - RJ. The Chairman of the Board shall inform the other Directors of any changes to the proposed date.

Closing: There being no further business, the meeting was adjourned and these minutes were prepared as a summary, which was read and confirmed by all Directors.

Rio de Janeiro (RJ), November 28, 2005.

Marco Patuano

Franco Bertone

Isaac Selim Sutton

Mauro E. Guizeline
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 29, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer